Exhibit (a)(5)(iii)

The Korea Fund, Inc. Announces Preliminary Results of Tender Offer

NEW YORK, September 17, 2024 – The Board of Directors (the “Board”) of The Korea Fund, Inc. (the “Fund”) (NYSE: KF) today announced the preliminary results of the Fund’s tender offer.

As previously announced, the Fund conducted a tender offer to purchase for cash up to 12.5% of its issued and outstanding common stock, at a price equal to 98.5% of its net asset value (“NAV”) per share determined on the expiration date. The Fund’s tender offer expired at 5:00 p.m. New York City time, on Monday, September 16, 2024.

Based on preliminary information provided by Equiniti Trust Company, LLC (“Equiniti”), the depositary for the tender offer, 3,226,691 common shares, or approximately 66.76% of the Fund’s common shares outstanding, were tendered. The Fund has accepted 604,144 (the “Offer Amount”) of its common shares for cash payment at a price equal to $26.42 per share. This purchase price is 98.5% of the Fund’s NAV of $26.82 as of the close of regular trading on the New York Stock Exchange (“NYSE”) on September 16, 2024, the pricing date stated in the Offer to Purchase.

These figures do not include shares tendered through notice of guaranteed delivery. The Fund currently expects to announce the final results of the tender offer on or about 4:30pm, September 19, 2024.

Due to the fact that the total number of shares tendered exceeded the number of shares the Fund offered to purchase, the Fund will purchase the maximum percentage of its outstanding shares on a pro-rata basis in accordance with the terms and conditions of the Offer to Purchase.

The Fund will purchase the common shares that it has accepted for payment as promptly as possible. Stockholders may obtain further information regarding the Tender Offer from EQ Fund Solutions, the Fund’s Information Agent for the Tender Offer, at (877) 361-7964.

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The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Korean stock exchanges. Its shares are listed on the New York Stock Exchange under the symbol “KF.”

JPMorgan Asset Management (Asia Pacific) Ltd is the Fund’s Investment Adviser. Investment in closed-end funds involves risks. Additional risks are associated with international investing, such as currency fluctuation, government regulations, economic changes and differences in liquidity, which may increase the volatility of an investment in the Fund. Foreign securities markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, this Fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region. All of these factors potentially subject the Fund’s shares to greater price volatility. The NAV of the Fund will fluctuate with the value of the underlying securities. Closed-end funds trade on their market value, not NAV, and closed-end funds often trade at a discount to their NAV.

The Fund’s daily New York Stock Exchange closing market price and NAV, as well as other information, including updated portfolio statistics and performance are available at www.thekoreafund.com or by calling the Fund’s stockholder servicing agent at (866) 706 0510.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

Contacts

Julian Reid (Chairman of the Board): +44 7768 068 200

Stockholder Servicing Agent: 866 706 0510

The Korea Fund, Inc. www.thekoreafund.com